Strategy Briefing Michael Katz Premium Financial Services 20 May 2003 www.commbank.com.au

•	Good morning.

•	Premium Financial Services is an integrated banking & broking business with customised products & services for clients with more complex financial needs

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 20 May 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Agenda What is Premium Financial Services? What are our Competitive Advantages? Republic Product Innovation and Development Process Improvement Performance

CBA Vision and PFS Goals To be chosen and respected as an excellent provider of financial services Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service. Recognising the unique lifetime financial needs of customers. Providing services that are best in segment with choice of access Provide differentiated premium packages to our client segments Traditional banking services delivered properly. Provide access & appropriate advice to our client segments Build superior teams with a mixture of expertise Use technology and risk management to enhance and differentiate premium services The Vision Business Goals: Divisional Goals:

What is PFS? Integrated broking and banking platform providing clients with access to: borrowing & deposit services direct & indirect investment debt & equity products transactional banking & full advisory services

Lending based relationships Wealth based relationships Broking Investment Insurance Banking The change in focus What is PFS?

Wealth based relationships –

Holistic wealth relationships focused on the investment side of the client’s balance sheet plus the ability to gear

The PFS experience Premium Products Premium Service Premium Return People Advice Technology Presence Premium Clients What is PFS?

RBS PFS Private Client Services PCS PBIS PMDS Premium Banking & Investment Services Product Management & Direct Services Sophisticated Investors Advisory Clients General Advice Clients / Information Only 5% 95% Retail Banking Services H/Hold Income > $120K or Footings > $250K or Other Proxies What is PFS? No of Relationships

Institutionalised Relationship Management Client Competitive Advantage Personal Advisers Commercial Advisers Risk Advisers Investment Advisers Republic Contact Management System Re-engineered Products and Processes

Republic Republic is the PFS relationship management platform for our sales and service support centres Republic is being built using the architecture and development expertise assembled during the build of CommSec Republic provides a comprehensive view of our clients

A key milestone in the rollout of the premium model has been the development of the Republic system. Republic is the PFS relationship management platform, which is used by the premium sales and support service centres. Republic has been tailormade for PFS clients, using the architecture and development expertise assembled during the build of the CommSec platform.

What is the specific challenge for Republic?

Suburban independent financial advisers have a small number of clients that they know well and keep for many years.

Republic Comprehensive view of clients Requires 3 levels of data Relationships Credit Entities Legal Entities Republic Files - CRIS Accounts - DDA

Back Office Integration

Republic Provide all Relationship Managers in the pod access to all client data; Provide accurate contact management records; Provide client risk profiles; Integrate product and marketing initiatives. Why build Republic?

Republic Currently has 600 users; Tracks client interactions including: 500 client Interviews per day; 6,000 client telephone calls per day; Over 1,000 emails per day*; 159 client referrals per day; 1,000 offer letters and fulfilments per day. What can Republic do? * Hard-wired

We will image; letters, telephone calls and faxes by 30/6/04.

Please note information on these data screens have been scrambled for privacy purposes

Republic does more than massage existing Bank data. Here are two quick examples of some of the information available:

This screen provides a client profile — not only in terms of risk appepitite and employment details but also through a proforma balance sheet at the bottom of the page. Profile information is populated from both the Bank’s systems and from client interviews.

Please note information on these data screens have been scrambled for privacy purposes Republic - Client Profile

Please note information on these data screens have been scrambled for privacy purposes Republic - Client Relationships

This screen provides a profile of a client’s key family and business relationships. By understanding a client’s wider network of relationships, the Bank can provide better customer service through the provision of more informed client solutions.

Republic already has more than 200 screens operating including profiles of total client exposures and all communications — with a tracking system that record journal notes of all client contacts and emails and images of all paper based communications.

Will be completely rolled out by June 03

Premium Bank Account CommSec Wealth Package CommSec products and access to IPOs CommSec Portfolio Loan CommSec Premium Research Protected Portfolio Loan Tax Advice agreement Estate Planning agreement Regular Premium Perspectives Newsletters Product Innovation and Development Premium Products

Have access to all RBS products as well as products that have been specifically engineered to meet our clients’ needs

Flexible, all-in-one loan facility Only available through PFS Launched on May 2, 2003 Will later be accessible via Republic CommSec Portfolio Loan Product Innovation and Development

—> reference brochure in the analysts packs

Personal Use Loan Premium Fixed Loan Investment Use Loan Shares Residential Property Cash Global borrowing limit Common security Margin Loan Shares CommSec Portfolio Loan Product Innovation and Development

Main competitor is St George Portfolio Loan. However our product is superior because:

•	CPL allows margin loans

•	CPL allows shares and managed funds to be used as security

•	CPL can take multiple borrowers including companies and trusts

•	CPL provides one combined account statement

•	Mark to market valuations possible

•	First Loan approval was $30M

•	Can separate business and personal components

Credit Process Improvement New credit standards approved March New credit servicing tool approved March (on trial since September) Over 8,000 approvals (50% adoption by PFS units) Higher approval rate (?5%)

Credit Process Improvement New fulfilment processes trialed April Currently servicing 9 sites with 31 planned by September Processing of change of client details and change of contact details using Republic (60,000 changes processed) New credit decisioning system built into Republic testing in May

^ ^ Time NPAT $ Client retention (do nothing) Enhanced retention due to PFS experience Increased client revenue/profitability ^ - Enhanced retention ^ - Greater client profitability Financial Impact of PFS Performance

Performance Client relationships migrated to June 2003 number 173,000 which is at least four months ahead of our internal plans; Physical capacity has been substantially completed with the leasing of space in 363 George St, now partially occupied; We have recently acquired TD Waterhouse.

High income clients have a propensity to pay off non-deductible debt at a faster rate than less wealthy clients. The first three or four months show significantly slower runoff than system in PFS.

PFS acquired the Australian retail brokerage operations of TD Waterhouse Investor Services Subsidiary of Toronto-Dominion Bank, Canada Currently has 300,000 brokerage accounts Performance TD Waterhouse Acquisition

There are tax benefits involved in the TD Waterhouse purchase.

Complimentary client base Staff and business are natural fit with CommSec Cost synergies Performance Why did we acquire TD Waterhouse?

Performance Competitor Responses Westpac's recently announced outsource arrangement with Hartleys illustrates that Westpac no longer runs a broking business, they simply license/on-sell; ANZ wrote down a further $6M of their $36M investment in E*Trade recently. Client acquisition through this channel appears to be flat; National Australia Bank had an equity share in Sanford, but sold out to Investor Web Limited.

Performance Competitor Responses Sanford are in the final stages of a hostile takeover by Investor Web Limited and are not a credible threat; It is clear that Commonwealth is the only serious Bank player in the stockbroking business.

Performance Key Performance Indicators * Based on current run rate

Feedback from Clients "Based on the excellent service to date of my account manager, Mr Martin Rettschlag, & now Mr Paolucci I have become a fan of a service which I was initially extremely reluctant to commit to, doubting it to be anything other than another cynical fee-maximising venture for the CBA" "I would like to comment that I have found the service to be exemplary."

Feedback from Clients He has dealt with my issues in a highly professional manner, been in constant contact with me by phone and email, and refinanced my home loan to my satisfaction putting me in a much better position financially than I was 2 weeks ago." "It is indeed rare to find service and attention of this calibre these days and it has been a pleasure to deal with ........"

Strategy Briefing Michael Katz Premium Financial Services 20 May 2003 www.commbank.com.au